Exhibit 99.1

Hi everyone,

My name is Lauren Zakarian-Cogswell and I am a Director here on the Masterworks acquisitions team.

We are excited to bring you a new offering, a painting by the contemporary Japanese artist, Yayoi Kusama.

In 2022, the Hirshhorn Museum held a survey of the artist’s work titled “One with Eternity: Yayoi Kusama in the Hirshhorn Collection,” which opened in April 2022 and ran through the end of November 2022. Recently, Louis Vuitton unveiled “CREATING INFINITY: THE WORLDS OF LOUIS VUITTON AND YAYOI KUSAMA,” their latest collaboration with Kusama on display at their stores around the world.

In 2021, Kusama’s total auction turnover totaled nearly $180 million, ranking her tenth among all artists, and making her the most successful female artist in the world in terms of annual auction turnover.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 420 examples of Kusama’s work from around the world, with a number of works priced in excess of $5 million.

This offering was painted in 2013 and is a large-scale example from the artist’s ongoing “Infinity Nets” series. Their compositions consist of intricate, looping brushstrokes that represent the concept of infinity.

As of January 2023, white “Infinity Nets” executed since the year 2000 which measure between 50 by 50 inches and 100 inches by 100 inches have recently achieved prices in excess of $2.6 million at auction. “Infinity Nets (OXTERAL)” (2008) sold for just under $3.3 million at Christie’s, Hong Kong in November of 2022, “Infinity-Nets (KYKEY)” (2017) sold for $3 million at Sotheby’s, London in March of 2022 and “Infinity nets (T Owe)” (2006) sold for $2.7 million at Christie’s, Hong Kong in May of 2021.

Between April 2008 to November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 20.5%. Between October 1992 to September 2022, the record auction price for Kusama’s works has grown at a compound annualized rate of 25.4%.